UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Numbers:	333-123179 333-123179 333-123179-04 333-123179-05
Black Gaming, LLC
Virgin River Casino Corporation
B & B B, Inc.
RBG, LLC

(Exact name of registrant as specified in its charter)
10777 West Twain Avenue
Las Vegas, Nevada 89135
(702) 318-6888

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
9% Senior Secured Notes due 2012
12 3/4% Senior Subordinated Discount Notes due 2013
(Title of each class of securities covered by this Form)
None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☑
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☑
Approximate number of holders of record as of the certification or notice date:
33 holders of 9% Senior Secured Notes due 2012
11 holders of 12 3/4% Senior Subordinated Discount Notes due 2013
Pursuant to the requirements of the Securities Exchange Act of 1934 the registrants have caused this certification/notice to be signed on their behalf by the undersigned duly authorized person.

Black Gaming, LLC
Virgin River Casino Corporation
B & B B, Inc.
RBG, LLC

Date: September 30, 2009	By:	/s/ Sean P. McKay

Sean P. McKay, Chief Accounting Officer